UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB/A #2

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS Under section 12(b) or (g) of the Securities Exchange Act of 1934

Commission File Number: 0-30178


			                    VIEW SYSTEMS, INC
       						 (Name of small business issuer in its charter)

		   FLORIDA			  		           59-2928366
(States of other jurisdiction of incorporation or organization)

   (I.R.S. Employer Identification No.)

925 W. Keynon Street , Suite 15, Englewood, CO				 80110
	(Address of principal executive offices)					(Zip Code)

Issuer's telephone number (303) 783-9153

Securities registered under Section 12(b) of the Exchange Act:



		Title of each class					Name of each exchange on which registered
		To be so registered					 each class is to be registered

		      N/A				     	 		        N/A



Securities registered under Section 12 (g) of the Exchange Act:


  Common stock, par value $.001 per share
 (Title of class)


 (Title of class)
















VIEW SYSTEMS, INC.

REPORT ON AUDITS OF CONSOLIDATED
FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 1998 AND 1997

No extracts from this report may be published without our written consent.

Stegman & Company

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

CONSOLIDATED FINANCIAL STATEMENTS	Page
	Balance Sheets	I
	Statements of Operations	2
	Statement of Changes in Stockholders' Equity	3
	Statements of Cash Flows	4
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	5 -8


STEGMAN

& COMPANY
To the Board of Directors
and Sockholders
View Systems, Inc.
Columbia, Maryland

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders View Systems, Inc. Columbia, Maryland We have audited the accompanying consolidated balance sheet of View Systems, Inc. (a development stage company) and subsidiaries as of December 31, 1998, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year then ended.

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

The consolidated financial statements of View Systems, Inc. as of December 31, 1997, were audited by other auditors whose report dated
 July 23, 1998, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements
 referred to above present fairly, in all material respects, the financial position of View Systems, Inc.
 and subsidiaries as of December 31, 1998, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Baltimore, Maryland
May 15, 1999


VIEW SYSTEMS, INC.

(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1998 AND 1997

ASSETS

                     1998     1997

CURRENT ASSETS:
	Cash              	$167,953      7
	Due from affiliated entity	3,663		3,090
			Total current assets	171,616		3,097
PROPERTY AND EQUIPMENT:
	Equipment	20,763		18,263
	Software tools	7,825		7,825
				28,588		26,088
		Less accumulated depreciation	20,759		16,874
			Net value of property and equipment	7,829		9,214
OTHER ASSETS - Software development costs	50,146		50,146
			TOTAL ASSETS	22,591		62,457

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
	Accounts payable	$23,773	$ 6,685
	Loans payable - stockholders	18,000	18,000
		Total current liabilities	41,773	24,685
STOCKHOLDERS' EQUITY:
	Common stock	4,167	1,556
	Additional paid-in capital	406,403	169,145
	Deficit accumulated during development stage	(222,752	(132,929
		Total stockholders' equity	187,818	37,772
		TOTAL LIABILITIES AND STOCKHOLDERS'
			EQUITY	229,591	$ 62,457

See accompanying notes.


VIEW SYSTEMS, INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
AND THE PERIOD FROM JANUARY 26,1989
(INCEPTION) TO DECEMBER 31, 1998

Year Ended December 3 1,
	 1998           1997	                       Cumulative
		                                            During
	                                           	Development
	                                              	Stage
REVENUES EARNED  -              -	              9,230
OPERATING EXPENSES:

	Advertising and promotion   1,14	       1,222        15,165
	Automobile	-		-	1,728
	Depreciation	3,885	4,526	20,759
	Dues and subscriptions	250		-	250
	Insurance	442		-	442
	Interest	217		233	500
	Miscellaneous expense	282		-	282
	Office expenses	1,002	2,264	18,717
	Professional fees	9,500	5,054	58,811
	Consulting	45,415		-	45,415
	Rent	16,325	8,375	31,518
	Repairs and maintenance	-		-	3,570
	Travel and entertainment	11,040		720	27,296
	Utilities	325	2,443	7,529

Total expenses	                  89,823	                 24,837	      231,982

NET LOSS	      (89,823)                (24,837)          	$(222,752)

LOSS PER SHARE:

Basic	(.04)	(.01)
Diluted	(.04)	(.01)

See accompanying notes.

VIEW SYSTEMS, INC.
(A Development Stage Company)

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE PERIOD FROM JANUARY 26,1989
(INCEPTION) TO DECEMBER 31, 1998
                                                        Deficit
					          .001 Par Value	                         Accumulated
					          Common Stock	    Par     Additional     During the       Total
		Date of      Number           Value   Paid-in        Development Stockholders
		ansaction	   of Shares               Capital        Stage             Equity

Stock issued for services rendered
06/01/1990       5,000         $5,000                                  $ 5,000

Net loss for the period January 26,
	1989 to December 31, 1990
                                                       (5,000	       (5,000

Balance at December 31, 1990
                5,000           5,000	                  (5,000)
Balance at December 3 1, 1991
                5,000	          5,000	                   (5,000)
Balance at December 31, 1992
                5,000	          5,000                    (5,000)
Balance at December 31, 1993
                5,000	          5,000                    (5,000)
Balance at December 31, 1994
                 5,000	         5,000                    (5,000)
Balance at December 31, 1995
                5,000	         5,000                    (5,000)
Balance at December 3 1, 1996
                5,000	         5,000                    (5,000)
Balance at December 3 1, 1997
                5,000	         5,000		                 ( 5,000)
Articles of incorporation restated.
	Change par value to $0.001 per share
	07/21/1998                    (4,995)       4,995
Forward stock split 200:1
07/21/1996   995,000	         95	            (995)
Forward stock split 2:1
	09/30/1998 1,000,000       1,000	           (1,000)
Stock issuance in conjunction with Real View
	Systems, Inc. business combination
	10/06/1998  2,000,000	     2,000           153,570	       (127,929)  27,641
Stock issuance - 504 public offering
11/16/1998     66,667        167           249,833	                  250,000
Net loss for the year ended December 31, 1998

Balance at December 31, 1998
            $4,166,667      4,164          406,403      (222,752)    187,818

See accompanying notes.

3


	VIEW SYSTEMS, INC.
	(A Development Stage Company)
	CONSOLIDATED STATEMENTS OF CASH FLOWS
	FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
	AND THE PERIOD FROM JANUARY 26,1989
	(INCEPTION) TO DECEMBER 31, 1998
	                                                       	Cumulative
		                                                          During
                     Year Ended December 31,             Development
                        1998       1997                      Stage
CASH FLOWS FROM OPERATING ACTIVITIES:
	Net loss	$(89,823)	$(24,837)	$(222,752)
	Adjustment to reconcile net loss to net cash
		used by operating activities:
			Depreciation	3,885	4,526	20,759
			Expenses incurred for issuance of stock	-	830	10,601
	Net changes in operating assets and liabilities:
		Software development costs	-	(13,792)	(50,146)
		Due (to) from affiliated entity	(573)	8,543	(3,663)
		Accounts payable	17,088	6,687	23,773
				Net cash used by operating activities	(69,423	(18,043	(221,428
CASH FLOWS FROM INVESTING ACTIVITIES -
	Purchase of property and equipment	(2,500)	(4,050	(28,588
CASH FLOWS FROM FINANCING ACTIVITIES:
	Proceeds from loans provided by stockholders		13,000	18,000
	Stock issuance costs	-	(2,900)	(2,900)
	Proceeds from issuance of stock	239,869	12,000	402,862
				Net cash provided by financing activities	239,869	22,100	417,962
NET INCREASE IN CASH	167,946	7	167,946
CASH AT BEGINNING OF YEAR	7	-	7

CASH AT END OF YEAR	$167,953	7	167,953

See accompanying notes.

VIEW SYSTEMS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Qperations

View Systems, Inc. (the "Company") has been in the development stage since its formation on January 26, 1989. It designs and develops high technology software used in conjunction with surveillance capabilities. The technology utilizes the compression and decompression of digital inputs. Operations, since formation, have been devoted primarily to raising capital, developing the technology, promotion, and administrative functions.

Basis of Consolidation

The consolidated financial statements include the accounts of View Systems, Inc. and its wholly owned subsidiary, Real View Systems,
 Inc. All significant inter company accounts and transactions have been eliminated in consolidation.

Property and Equipment

Property and equipment is recorded at cost and
 depreciated over their estimated useful lives,
 using the straight-line and accelerated depreciation
 methods. Upon sale or retirement, the cost and related
 accumulated depreciation are eliminated from the respective accounts, and the resulting gain or loss is included in the results of operations. The useful lives of property and equipment for purposes of computing depreciation are as follows:
Equipment 	5 - 7 years

Software tools	3 years

Repairs and maintenance charges which do not increase the useful lives of assets are charged to operations as incurred. Depreciation expense for the years ended December 31, 1998 and 1997 amounted to $3,885 and $4,526, respectively.

Advertising

Advertising costs are charged to operations as incurred.

5



VIEW SYSTEMS, NC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

View Systems, Inc. (the "Company") has been in the development stage since its formation on January 26, 1989. It designs and develops high technology software used in conjunction with surveillance capabilities.
 The technology utilizes the compression and decompression of digital inputs. Operations, since formation, have been devoted primarily to raising capital, developing the technology, promotion, and administrative functions.

Basis of Consolidation

The consolidated financial statements include the accounts of View Systems, Inc. and its wholly owned subsidiary, Real
 View Systems, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

Property and Equipment

Property and equipment is recorded at cost and depreciated over their estimated useful lives, using the straight-line and accelerated depreciation methods. Upon sale or retirement
, the cost and related accumulated depreciation are eliminated from the respective accounts, and the resulting gain or loss is included in the results of operations. The useful lives of property and equipment for purposes of computing depreciation are as follows:

Equipment                              5 - 7 years

Software tools	3 years

Repairs and maintenance charges which do not increase the useful lives of assets are charged to operations as incurred. Depreciation expense for the years ended December 31, 1998 and 1997 amounted to $3,885 and $4,526, respectively.

Advertising

Advertising costs are charged to operations as incurred.

5




Loss Per Share

Loss per share is computed by dividing the net loss for the year by the weighted average number of common shares outstanding.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between basis of assets and liabilities for financial statement and 'income tax purposes.

The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will be either taxable or deductible when the assets or liabilities are recovered or settled.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements 'in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from the estimates that were used.

2. UNINSURED CASH BALANCES

The Company maintains its cash balances at a regional bank, located in Laurel, Maryland.

Accounts at this institution are insured by the Federal
 Deposit Insurance Corporation up to $100,000. Uninsured balances were approximately $146,005 at December 31, 1998.

3. SOFTWARE DEVELOPMENT COSTS

The Company accounts for computer software development costs, in accordance with Statement of Financial Accounting Standards No. 86, Accounting
for the Costs of Computer Softvare to be Sold, Leased, or Othervise Marketed. Capitalized costs will be amortized over the estimated product life on the straight-line basis.
 At December 31, 1998 and 1997, the Company has recorded no amortization since a final product has yet to be completed and marketed.

4. RELATED PARTY TRANSACTIONS

The Company's major stockholders also own interests in a related corporation - View Technologies, Inc.
 View Technologies, Inc. is the owner of the source code of the software being developed, as well as all enhancements, documentation and derivatives by the
Company. The two companies enter into various transactions throughout the year to provide working capital to one another when necessary. At December 31, 1998 and 1997, View Technologies, Inc. owed the Company $3,663 and $3,090, respectively.

6


Additionally, the Company has entered into a licensing agreement with View Technologies, Inc. Under the terms of this agreement, the Company will pay a source code license fee in an amount equal to 5% of gross sales derived from use of the software to View
Technologies, Inc. Payment of this fee will cease when total fees of $50,000 have been paid. In addition, upon delivery of a copy of the software to a customer, the Company wiII remit a sublicense fee equal to 5% of gross sales to View Technologies, Inc.
 license agreement commenced in October 1997 and has a ten year term. At December 31, 1998, the Company has yet to generate any sales with respect to this agreement.

5. LOANS PAYABLE - STOCKHOLDERS

Certain stockholders have made loans to the Company. These loans have no specific repayment terms. These individuals have been issued stock as compensation in place of interest payments.

6. STOCK OFFERING

On November 16, 1998, the Company commenced a private placement stock offering for 650,000 shares of common stock. The offering was successfully concluded on February 8, 1999 with the sale of 650,000 shares and total proceeds to the Company of $1,000,000. As of December 31, 1998, 166,667 shares of the 650,000 shares offered were sold resulting in proceeds of $250,000. The total proceeds of the offering will be used by the Company to fund its operations and other capital needs for the coming year.

7, INCOME TAXES

The components of the net deferred tax asset and liability as of December
 31, 1998 are as follows:

Effect of net operating loss carry forward 	$49,000

Less valuation allowance 	         (49,000

Net deferred tax asset (liability)	$ 		-

The Company has recorded a valuation allowance in an amount equal to the deferred tax asset resulting from its net operating loss carryforward.
 The Company believes this to be appropriate due to its status as a development stage company.

The Company has net operating loss carryforwards of approximately $222,750 at

December 31, 1998.

7


8. BUSINESS COMBINATIONS - POOLING OF INTERESTS

On October 6, 1998, the Company completed its acquisition of Real View Systems, Inc. in Columbia, Maryland. As provided under the terms of the merger agreement, Real View Systems, Inc. became a wholly owned subsidiary of the Company and each of the outstanding shares of the common stock of Real View Systems, Inc.
 was converted into 1.33 shares of the Company's common stock. The Company issued 2,000,000 shares of its common stock in connection with the merger.

This acquisition was accounted for as a pooling of interests and all financial statements and financial information contained herein have been restated to include the accounts and results of operations of these companies for all periods presented.

On February 25, 1998, the Company acquired Xyros Systems, Inc.
 of Columbia, Maryland, a developer of a computer based system that captures video and audio data from surveillance equipment
, transmits and stores it within standard personal computer systems.
 Under the terms of the merger agreement, each of the 100 shares of Xyros Systems, Inc.'s common stock will be exchanged for 1,500 shares of the Company's common stock. The transaction was completed in the first quarter of 1999 and was accounted for as a po rest.

9. SUBSEQUENT EVENTS

During the first quarter of 1999, a letter of intent to purchase Eastern
 Tech Manufacturing, Inc. was entered into by the Company. Eastern Tech Manufacturing, Inc. deals *in the production of computer parts and accessories. The merger agreement is expected to be consummated as a pooling of Interests during the second quarter of 1999.

8


VIEW SYSTEMS, INC.
(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS

                            ASSETS

                      	March 3 1,         	December 31,
                       	1999	                1998
	                    (Unaudited)

CURRENT ASSETS:
		Cash	$399,867	$169,899
		Due from affiliated entities	208,243	3,663
		Accounts receivable	23,473	13,599
		Inventory	5,774	4,574
		Investment in MediaComm Broadcasting, Inc. -
			at fair value which approximates cost	28,000
				Total current assets	665,357	191,735
	PROPERTY AND EQUIPMENT:
		Equipment	133,635	22,429
		Software tools	10,263	10,263
					143,898	32,692
			Less accumulated depreciation	21,580	21,580
				Net value of property and equipment	122,318	11,112
	OTHER ASSETS - Software developmental costs	72,223	72,223
				TOTAL ASSETS	859,898	275,070

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
	Accounts payable	$	24,919	$ 30,071
	Loans payable - stockholders		170,677	238,000
	Note payable - bank		75,000	-
	Taxes payable	1,473	2,915
			Total current liabilities		272,069	270,98
STOCKHOLDERS' EQUITY:
	Common stock - par value $.01, 50,000,000 shares authorized,
		issued and outstanding - 4,816,667 (March 31, 1999) and
		4,316,667 (December 31, 1998)		4,817	4,317
	Additional paid-in capital		1,153,503	406,253
	Deficit accumulated during development stage		(570,491	(406,486
			Total stockholders' equity		587,829	4,094
			TOTAL LIABILITIES AND STOCKHOLDERS'
				EQUITY	859,898		275,070

See accompanying notes.




VIEW SYSTEMS, INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                            Cumulative
                                                               from
              Three Months Ended       		Years Ended	       January 26, 1989
              March 31  March 31         December 31,       (Inception) to
	             1999        1998         1998      199	       March 31, 1999

          (Unaudited)		(Unaudited)

REVENUE:
	Sales and other income	$	19,117	 -   $ 31,438	    -            $50,555
	Cost of goods sold		1,206	-          	20,891	     -            22,097

GROSS PROFIT ON SALES	17,911	-          10,547	    -             28,458

OPERATING EXPENSES:

	Advertising and promotion		-    -     		3,959   	1,222	          17,894
	Automobile	            65		     	-        	-       -            	1,728
	Depreciation          	8		       -      	4,706    	4,526        	21,580
	Dues and subscriptions	219		     -       	250	      -	             250
	Insurance           	1,108		     -      	1,268	     -            	1,268
	Interest	            6,477	     	114	    10,054    	233	        10,337
	Miscellaneous expense	844	      	27	     1,343     	-	           27,556
	Office expenses	     34,701		    -     	106,375    	2,264	       135,008
	Professional fees	   61,974	     -    		10,819    	 5,054        	60,130
	Consulting          	2,657       	-		    45,415      	-	           45,415

Rent                 	3,900      	2,925	   52,204     	8,375       	67,397
Repairs and maintenance	1,960     	-	       -	         	-           	3,570
Research and development	2,698					-        -           -              -
Salaries and benefits	49,429      		-      		-         	-               -
Travel and entertainment11,893     178     	13,465	     	720        	31,361
Utilities             	3,983      	64      	4,246       	2,443      	11,450

Total expenses	     181,916	      3,30	     254,10	    24,83	        434,944

NET LOSS           (164,005	       (3.308)	 (243,557) (24,837)    (406,486)
LOSS PER SHARE:
	Basic              	(.04)          	(.001) 	(.06)	    (.01)
Diluted	              (.04)           	(.001)	(.06)     (.01)

See accompanying notes.

2


VIEW SYSTEMS, INC.
(A Development Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE PERIOD JANUARY 1, 1997 TO MARCH 31, 1999 (UNAUDITED)

                                         			Deficit
		                                         	Accumulate  	Total
                             		Additional  	During the	  Stockholders'
                     	Common  	Paid-in     	Development	 Equity
                     	Stock    	Capital	     Stage	      (Deficit)

Balance at
 January 1, 1997    	$4,150  	$	156,570    	$(138,092)	$ 22,628
	Net loss	             -        		-          	(24,837)	(24,83
Balance at
December 31, 1997    	4,150		  156,570       	(162,929)	(2,209)
	Sale of common stock	167	    	249,833	          -     	250,000
	Net loss	              -      		-	            (243,557)	(243,55
Balance at
December 31, 1998   	4,317	    	406,403        	(406,486)	4,234
	Sale of common stock	500	     	747,100            -    		747,600
	Net loss		            -           	-         	(164,005)	(164,005)
Balance at
 March 31, 1999
 (Unaudited)       	$(4,817)   	(1,153,503)    	$(570,491)	$587,829

See accompanying notes.

3


	VIEW SYSTEMS, INC.
	(A Development Stage Company)
	STATEMENTS OF CASH FLOWS
					Cumulative
					from
               	Three Months Ended	    Years Ended			January 26, 198
             	March 3 1    March 31,  	December 31,  	(Inception) to
              	1999	        1998	       1998   1997   March 31,1999
             (Unaudited)	(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
	Net loss   	$(164,005)   	$(3,308  )	$(243,557)$(24,837)	$(570,491)
	Adjustments to reconcile net income to net cash
		provided by operating activities:
		Depreciation		-            -        	4,706	     4,526      	21,580
	Changes in operating assets and liabilities:
		Accounts receivable	(9,894)	-      	(13,599)     	-	       (23,473)
		Inventory	(1,200)	         -       	(4,574)	      -        	(5,774)
		Software development costs		- -   	(22,077)    	(13,792)  	(72,223)
		Due (to) from affiliated entity	(204,580)	3,090	(573)	8,543	(208,243)
		Accounts payable	(5,153)	   749    	23,386       	7,517      	24,919
		Taxes payable	(1,442       	-	        2,915        	-         	1,473
			Net cash (used) provided by
 operating activities	(386,254)	531  	(253,373    	(18,043    	(832,232
CASH FLOWS FROM INVESTING ACTIVITIES
	Purchase of property
 and equipment    (111,205)	(2,500)   	(6,604)       	(4,050)	(143,898)
	Investment in MediaCornm
Broadcasting, Inc.	(28,000     	-	      -               	-     	(28.000
			Net cash used in
 investing activities	(139,205)	(2,500)	(6,604)       	(4,050)	(171,898
CASH FLOWS FROM FINANCING ACTIVITIES:
	Proceeds from loans
provided by stockholders	20,150	-	      189,850        13,000	  170,677
	Proceeds from loans
 payable	          (12,323)	3,128         	 -           	-      	75,000
	Proceeds from issuance
 of stock          	747,600 	-         	240,019       	9,10	   1,158,320
			Net cash provided by
financing activities	755,427	3,128	      429,869      	22,100	  1,403,997
NET INCREASE IN CASH	229,968	1,159      	169,892         	7	      399,867
CASH AT BEGINNING
 OF PERIOD          	169,899  	7           	7             	-         	-
CASH AT END OF PERIOD	399,867	1,166      	169,899	       7        	399,867

see accompanying notes.

4





VIEW SYSTEMS, INC. AND SUSIDIARIES,INC.
	(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS

ASSETS
                   June  30                  December 31
                     1999                   	1998
           						(unaudited)
CURRENT ASSETS:
	Cash				  	       $	44,265                    	$ 169,899
	Accounts receivable		14,751                     	13,599
	Inventory - at lower
 of cost or market		88,897                         	41574
	Due from affiliated
 entities          		385,705                       	3,663
			Total current assets		533,618                 	191,735
PROPERTY AND EQUIPMENT
	Machinery and other
 equipment	         	526,607	                      22,429
	Software tools		    	7,825	                        10,263
					               	534,432                       	32,692
		Less accumulated
depreciation	       	116,560                       	21,580
			Net value of property
 and equipment	     	417,872                       	11,112
OTHER ASSETS:
	Investment in
MediaComm Broadcasting,
Inc. - at cost which
approximates fair value		28,000                      	-
	Software development
costs                 		57,527	                      72,223
INTANGIBLE ASSETS - net
of accumulated
amortization	          	491,216                        	-
				TOTAL ASSETS	     	1,528,233                  	$ 275,070

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
	Accounts payable	    	50,282	                        $ 30,071
	Accrued interest payable		5,500	                        -
	Loans payable -
stockholders	           	327,097                      	163,000
	Note payable - bank	   	71,500                        	75,000
	Taxes payable	         	21,180	                         21915
		Total current liabilities		475,559                  	270,986
STOCKHOLDERS' EQUITY:
	Common stock - par
value $.001, 50,000,000
 shares authorized, issued
 and outstanding -
		5,595,667 ( June 30, 1999)
 and 4,316,667
 ( December 31, 1998)	  	5,596                            	4,317
	Additional paid in capital		2,165,671                  	406,253
	Deficit accumulated
during development stage		(1,118,593)                   	(406,486
		Total stockholders' equity		1,052,674                    	4,084
		TOTAL LIABILITIES AND
 STOCKHOLDERS' EQUITY	  S	1,528,233                    	$ 275,070

See accompying notes,


VIEW SYSTEMS, INC. AND SUSIDIARIES, INC.
	(A Development Stage Company)

	CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30,1999 AND 1998



                       	1999                     	1998
                    (unaudited)                  (unaudited)

REVENUE:
	Sales and other income	$	41,260                   $16,953
	Cost of goods sold		12,869                       	3,887
		GROSS PROFIT ON SALES		28,391                   	13,066
OPERATING EXPENSES:
	Advertising and promotion		8,440                  	2,819
	Amortization		4,128                                 	-
	Automobile expenses		1,221                          	-
	Commissions		1,000                                  	-
	Depreciation		6,624                                 	-
	Dues and subscriptions		319                         	-
	Insurance		6,195                                    	488
	Interest		11,990	                                  1,617
	Investor relations		2,811                            	-
	Miscellaneous expenses		1,660                       	197
	Office expenses		22,290                           	2,638
	Postage and delivery		2,878                         	226
	Printing and reproduction		21,637                     	-
	Professional fees		136,160	                        9,901
	Rent		22,900                                     	14,746
	Repairs and maintenance		3,523	                        -
	Research and development		2,698                   	2,538
	Salaries and benefits		431,457                   	31,894
	Taxes		808	                                        3,065
	Telephone		6,800                                    	582
	Travel expenses		37,963                             	981
	Utilities		6,997                                     	-
		Total expenses		740,499	                         71,692
NET LOSS	$	(712,108 $                            	(58,626
LOSS PER SHARE:
		Basic	$	(0.14                                 $  	(0.01

Diluted	$       (0.14                   $ (0.01

See accompanying notes.


VIEW SYSTEMS, INC. AND SUBSIDIARIES, INC.
	(A Development Stage Company)

	CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30,1999 AND 1998

                           	1999	           1998
                        (unaudited)      (unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
	Net loss            	$		(712,108)         $	(58,626)

	Adjustments to reconcile
 net income to net cash provided by
		operating activities:
		Depreciation and amortization		31,848        	-
		Employee compensation paid
through the issuance
 of common stock	          	277,000            	-
	Changes in operating assets and liabilities:
		Accounts receivable		79,838                   	-
		Inventory	       	(54,113)                   	-
		Accounts payable		4,415                     	749
		Accrued interest payable		5,500	              -
		Taxes payable	          	14,915
			                     	(352,705	             (57,877
CASH FLOWS FROM INVESTING ACTIVITIES:
	Purchase of property
 and equipment	          	4,940
	Amounts advanced to/from
 affiliated entities	    	(382,042)            	3,090
	Investment in MediaComm
Broadcasting, Inc.	      	(28,000)               	-
			                     	(405,102              	3,090
CASH FLOWS FROM FINANCING ACTIVITIES:
	Proceeds from loans provided
 by stockholders	         	-	                    57,280
	Repayment of loans to
 stockholders         		(61,927)                   	-
	Repayment of note
 payable - bank		(3,500)
	Proceeds from
issuance of common stock		747,600
	Redemption of Stock		(50,000	                        -
				                   632,173                  	57,280
NET DECREASE IN CASH		(125,634)                 	2,493
CASH AT BEGINNING OF PERIOD		169,899	             7
CASH AT END OF PERIOD	$	44,265                 $ 	2,500

Schedule of non cash investing and financing transactions:

Stock issued to effect purchase
 of Eastern
 Technologies, Inc.	$		787,500                      $	-
Debt issued to effect purchase
of Eastern
Technologies, Inc.	$		148,184                        $

Cash paid during the period for:

Interest	$	6,490                                      $

Income taxes

See accompanying notes.


VIEW SYSTEMS, INC. AND SUBSIDIARIES, INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(unaudited)

                        	Common	   Additional	 Retained
                      	Stock	Paid  In Capital  Earnings

Balance at January
 1, 1998	                	4,150		   	156,570 		(162,928)
	Net loss		                -	        		-     		(59,626)
Balance at June 30,1998		4,150		    	156,570		(221,554)
	Sale of common stock	     	167	   		249,683     -
	Net loss		                  -          -					(184,931)
Balance at December
 31, 1998              		4,317  		  	406,253		(406,485)
	Sale of common stock	    	500    			745,697      -
	Redemption of common stock		(25)			(49,975)      -
	Issuance of common stock
(employee compensation)    	554		   276,446       -
	Issuance of common stock
(Eastern Tech acquisition)	250		     787,250
	Net loss						                                	(712,109)
Balance at June 30, 1999		5,596		$	2,165,671		(1,118,593)

See accompanying notes.


VIEW SYSTEMS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31,1998 AND 1997 AND THE
THREE MONTHS ENDED MARCH 31, 1999 AND 1998 (UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

View Systems, Inc. (the "Company") has been in the development stage since its formation on January 26,
 1989. It designs and develops high technology software used in conjunction with surveillance capabilities.
 The technology utilizes the compression and decompression of digital inputs. Operations, since formation, have been devoted primarily to raising capital, developing the technology, promotion, and administrative functions.

Basis of Consolidation

The consolidated financial statements include the accounts of View Systems, Inc. and its wholly owned subsidiaries, Real View
 Systems, Inc. and Xyros Systems, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

The Company and its subsidiaries recognize revenue and the related cost of goods sold upon shipment of the product.

Property and Equipment

Property and equipment is recorded at cost and depreciated over their estimated useful lives, using the straight-line and accelerated depreciation methods. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts, and the resulting gain or loss is included in the results of operations. The useful lives of property and equipment for purposes of computing depreciation are as follows:

Equipment 	5 - 7 years

Software tools	3 years

Repairs and maintenance charges which do not increase the useful lives of assets are charged to operations as incurred.
Depreciation expense for the years ended
 December 31, 1998 and 1997 amounted to $4,706 and $4,526, respectively.


Advertising

Advertising costs are charged to operations as incurred.

Loss Per Share

Loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between basis of assets and liabilities for financial statement and income tax purposes.
The deferred tax. assets and liabilities represent the
 future tax return consequences of those differences, which will be either taxable or deductible when the assets or liabilities are recovered or settled.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from the estimates that were used.

2. UNINSURED CASH BALANCES

The Company maintains its cash balances at a regional bank,
 located in Laurel, Maryland.
Accounts at this institution are insured by the Federal Deposit Insurance Corporation up to $100,000.
 Uninsured balances were approximately $69,899 at December 31, 1998.

3. INVESTMENT IN MEDIACOMM BROADCASTING, INC.

During the three months ended March 31, 1999, the Company purchased 280,000 shares of MediaComm Broadcasting, Inc., a privately held corporation based in Denver, Colorado which develops and/or acquires new internet related technologies.
As an available-for-sale investment security, it is being carried at fair value as of March 31, 1999 which approximates its fair value.

4. SOFTWARE DEVELOPMENT COSTS

The Company accounts for computer software development costs, in accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of ConWuter Software to be Sold,
Leased, or Otherwise Marketed. Capitalized costs will be amortized over the estimated product life on the straight-line basis. As of March 31, 1999, the Company has recorded no amortization since a final product has yet to be completed and marketed.

6


5. RELATED PARTY TRANSACTIONS

The Company's major stockholders also own interests in a related corporation - View Technologies, Inc.
 View Technologies, Inc. is the owner of the source code of the software being developed, as well as all enhancements, documentation and derivatives by the
Company. The two companies enter into various transactions throughout the year to provide working capital to one another when necessary. At March 31, 1999 and December 31, 1998, View
 Technologies, Inc. owed the Company $114,924 and $3,663, respectively.

Additionally, the Company has entered into a licensing agreement with View Technologies, Inc. Under the terms of this agreement, the Company will pay a source code license fee in an amount equal to 5 % of gross sales derived from use of the software to View
Technologies, Inc. Payment of this fee will cease when total fees of $50,000 have been paid. In addition, upon delivery of a copy of the software to a customer, the Company will remit a sublicense fee equal to 5 % of gross sales to View Technologies, Inc re license agreement commenced in October 1997 and has a ten year term. At March 31, 1999, the Company has yet to generate any sales with respect to this agreement.

6. LOANS PAYABLE - STOCKHOLDERS

Certain stockholders have made loans to the Company. These loans have no specific repayment terms or interest rates. It is the Company's intention to repay these loans within the next six months with the proceeds from equity issues.

7. NOTE PAYABLE -BANK

One of the Company's subsidiaries has a demand note payable with a bank with an outstanding balance of $75,000 as of March 31, 1999. The note bears interest at 10.5% per annul payable monthly and is personally guaranteed by a stockholder of the Company.

8. STOCK OFFERING

On November 16, 1998, the Company commenced a private placement stock offering for 650,000 shares of common stock. The offering was successfully concluded on February 8, 1999 with the sale of 650,000 shares and total proceeds to the Company of $1,000,000. The total proceeds of the offering will be used by the Company to fund its operations and other capital needs for the coming year.

9. RESTRICTED SHARE PLAN

The Company has approved a restricted share plan under which shares of the Company will be granted to officers, employees and directors at the discretion of the Board of Directors. The Company has reserved 775,000 shares for this plan. No shares have been granted as of March 31, 1999.

7


10. INCOME TAXES

The components of the net deferred tax asset and liability as of March 31, 1999 and December 31, 1998 are as follows:

	March 3 1,	December 3 1,
	1999	1998
	(Unaudited)

Effect of net operating loss carryforward	$171,000 	$108,000

Less valuation allowance	(171,000 	(108,000

Net deferred tax asset (liability)	     -	$ 	-

The Company has recorded a valuation allowance
 in an amount equal to the deferred tax asset resulting from its net operating loss carryforward.
 The Company believes this to be appropriate due to its status as a development stage company.

The Company has net operating loss carryforwards
 of approximately $375,000 at December 31, 1998 which, due to ownership changes, will be limited in annual usage.

11. BUSINESS COMBINATIONS

On October 6, 1998, the Company completed its acquisition of Real View Systems, Inc. in Columbia, Maryland. As provided under the terms of the merger agreement, Real View Systems, Inc. became a wholly owned subsidiary of the Company and each of the outstanding shares of the common stock of Real View Systems, Inc. was converted into 1.33 shares of the Company's common stock. The Company issued 2,000,000 shares of its common stock in connection with the merger.

This acquisition was accounted for as a pooling of interests and all financial statements and financial information contained herein have been restated to include the accounts and results of operations. of these companies for all periods presented.

On February 25, 1998, the Company acquired Xyros Systems, Inc.
 of Columbia, Maryland, a developer of a computer based system that captures video and audio data from surveillance equipment, transmits and stores it within standard personal computer systems. Under the terms of the merger agreement, each of the 100 shares of Xyros Systems, Inc.'s common stock will be exchanged for 1,500 shares of the Company's common stock. This acquisition was accounted for as a pooling of interest and all financial statements
l information contained herein have been restated to include the amounts and results of operations of these companies for all periods presented.

12. PROPOSED ACQUISITION

During the first quarter of 1999, a letter of intent to purchase Eastern Tech Manufacturing, Inc. was entered into by the Company. Eastern Tech
 Manufacturing, Inc. deals in the production of computer parts and accessories. The merger agreement is expected to be consummated as a purchase during the second quarter of 1999.

8




	VIEW SYSTEMS, INC
NOTES TO INTERIM FINANCIAL STATEMENTS

NOTE I - General

Reclassification

Certain amounts for 1998 have been reclassified to conform to the 1999 presentation

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses durinf the reporting period. Estimates are uesed when accounting fot uncollectible accounts recievable inventoy valuation, depreciation, and amortization, intangable assets and contingencies, among others. Actual results could vary from those estimates


NOTE 2 - Loss Per Share

Basic and fully diluted loss per share have been calculated by the dividing the loss by the  weighted average
shares OutStanding during each of the periods presented
 .
NOTE 3 - Due From Affiliated Entities

Due from affiliated entities includes amounts due from a member of the Board of Directors andr j senior management and a company under his control. The amounts due during tile third quarter through equity transaction.
NOTE 4 - Intangible Assets

Intangible assets consist of goodwill created by the purchase acquisition of Eastern Technologies, Inc., This good will is being amortizized on a straight line basis over a ten year period.

NOTE 5 - Loans Payable - Stockholders

Loans payable - stockholders consist of amounts dues to stockholders which will be converted common stock during the third quarter.

NOTE 6 - Income Taxes

The Company is in a net operating loss (NOL) carryforward position for book and tax purposes; No tax benefit will be recognized until taxable income is recognized
NOTE 7 - Business Combination

During the quarter ended June 30, 1999, the Company aquired all of the outstanding common stock of Eastern
Technologies, Inc., a closely held company located
 in Columbia Maryland. The business combination was accounted for as a purchase and resulted in the creation of the goodwill in the amount of $495,34